UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

PAGSEGURO DIGITAL LTD.

(the “Company”)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN to the holders of common shares (the “Shares”) of the Company that the Annual General Meeting of the Company will be held at Av. Brigadeiro Faria Lima, 1384, São Paulo, SP, Brazil, 01451-001, at 11a.m. on July 29, 2020, for the purposes enumerated below.

AGENDA

1.

To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2019 together with the auditor’s report, as filed with the U.S. Securities and Exchange Commission in the Company’s annual report on Form 20-F on April 22, 2020 (the “2019 20-F”).

2.

To re-elect the following persons as directors to hold office until the next Annual General Meeting of the Company or until their respective successors have been elected or appointed or their office is otherwise vacated:

- Luis Frias

- Maria Judith de Brito

- Eduardo Alcaro

- Noemia Mayumi Fukugauti Gushiken

- Cleveland Prates Teixeira

- Marcia Nogueira de Mello

- Ricardo Dutra da Silva

3.

To sanction the ratification of a Long-Term Incentive Plan (the “LTIP Goals”) in the form approved by the directors and as filed with the U.S. Securities and Exchange Commission with the Company’s 2019 20-F, subject to the number of Shares granted under the LTIP Goals in any financial year not exceeding one percent of the total issued and outstanding Shares of the Company in any such year.

4.

To ratify and confirm all actions taken by the directors and officers of the Company in relation to the business of the Company during the financial year ended December 31, 2019 and up to the date of the Annual General Meeting of the Company.

By Order of the Board

Chairman	/s/ Luis Frias	Dated June 9, 2020
Luis Frias
Chairman

NOTES:

(i)

The Board of Directors has fixed the close of business on June 19, 2020 as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof. Changes to entries on the register of members after such date shall be disregarded in determining the rights of any person to attend and vote at the meeting or any adjournment thereof.

(ii)

Registered shareholders as of the record date have the right to (i) attend and vote in the Annual General Meeting, either in person or by proxy or, if a body corporate, by a duly authorized representative, (ii) the right to speak and (iii) the right to present alternative proposals/amendments to matters to be decided by the general meeting, provided that the chairman of the Annual General Meeting has not resolved that any such amendment is out of order.

(iii)

The quorum at any general meeting of the Company is one or more shareholders holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a body corporate, by its duly authorized representative.

(iv)

Participation at the Annual General Meeting may be by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a registered shareholder as of the record date at the Annual General Meeting in this manner will be treated as presence in person and counted towards quorum and entitled to vote.

(v)

At any general meeting of the Company resolutions put to the vote are decided by poll with every shareholder of shares present in person or by proxy or, being a body corporate, by a duly authorized representative having one (1) vote for each Class A Common Share held and ten (10) votes for each Class B Common Share held.

(vi)	The Company’s 2019 consolidated financial statements are available for inspection on the Company’s website at http://investor.pagseguro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2020

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director